August 27, 2018
VIA EDGAR

Robert F. Telewicz, Jr.
Accounting Branch Chief
Office of Real Estate and Commodities
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Re:     Government Properties Income Trust (the “Company”)
Form 10-K for the year ended December 31, 2017
Filed on February 27, 2018 (the “Filing”)
File No. 001-34364
Dear Mr. Telewicz:
The Company is writing in response to your letter dated August 20, 2018. For your convenience, your original comment appears below in bold text and is followed by the Company’s response.
Form 10-K for the year ended December 31, 2017
Financial Statements

Note 5. Real Estate Properties

FPO Transaction, page F-12

1.
We note your response to comment one of our letter dated July 23, 2018 stating that First Potomac (FPO) terminated its employees immediately preceding the acquisition and you did not acquire an assembled workforce. Please tell us if any of the FPO employees were hired by your external manager, RMR LLC. To the extent employees of FPO were hired by your external manager at the time of acquisition, please address the following:

•	Tell us if RMR LLC hired the employees responsible for leasing, tenant management, and managing and supervising your operational processes

•	Tell us if the employees are considered critical to the creation of outputs

The Company’s external manager, RMR LLC, primarily provides management services to publicly traded REITs and real estate operating companies. As of June 30, 2018, RMR LLC had $30 billion of total assets under management, including more than 1,700 properties, and employed approximately 600 real estate professionals in its corporate headquarters and in

Mr. Robert F. Telewicz, Jr.
August 27, 2018

more than 35 offices throughout the United States. Through the FPO acquisition, the Company acquired 35 properties as disclosed in Note 5 on page F-12 of the Filing.
RMR LLC did not hire former FPO employees that are responsible for key processes that are critical to the creation of outputs, including leasing, tenant management, approval of property level operating and capital budgets and managing and supervising operational processes. RMR LLC utilizes a centralized management approach, with employees located in its corporate headquarters in Newton, MA being responsible for leasing, tenant management, approval of property level operating and capital budgets and managing and supervising the Company’s operational processes. No members of FPO’s senior leadership team were hired by RMR LLC and no former FPO employees were hired into RMR LLC’s corporate headquarters in Newton, MA.
Before the announcement of the FPO transaction, FPO had approximately 120 employees. Immediately preceding the close of the transaction all FPO employees were terminated. Certain former FPO employees subsequently applied to open positions within RMR LLC. After interviewing former FPO employees that applied for the open roles, RMR LLC hired 32 former FPO employees. Of the former FPO employees hired, 19 were hired to work alongside existing RMR LLC employees to provide administrative and building maintenance services for FPO acquired properties managed by RMR LLC. The other 13 former FPO employees were hired by RMR LLC for open roles with responsibilities for a portfolio of properties, including certain of the FPO properties, that RMR LLC manages for the Company and its other publicly traded REITs and real estate operating company clients.
All of the former FPO employees hired by RMR LLC are supervised by RMR LLC employees already employed by RMR LLC before the FPO transaction closed. The services performed by these former FPO employees are considered minor in the context of the processes required to continue producing outputs from the acquired FPO properties. Accordingly, the former FPO employees hired by our external manager, RMR LLC, are not considered critical to the creation of outputs.
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Please call me at (617) 796-8327 if you have any questions or require additional information.
Sincerely,
GOVERNMENT PROPERTIES INCOME TRUST
By: /s/ Mark L. Kleifges
Mark L. Kleifges
Chief Financial Officer and Treasurer